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December 29, 2016	William M. Beaudoin T +1 617 854 2337 F +1 617 235 9923 William.Beaudoin@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds IV (Registration Nos. 033-68666 and 811-08004)

Ladies and Gentlemen:

On behalf of AMG Funds IV (formerly ASTON Funds) (the “Trust”), we are today filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 177 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Act (the “Registration Statement”). Pursuant to the requirements of Rule 485(a)(1), it is intended that the Amendment become effective 60 days after filing unless superseded by a subsequent filing.

The Amendment relates solely to AMG GW&K U.S. Small Cap Growth Fund (formerly ASTON Small Cap Fund), AMG Managers DoubleLine Core Plus Bond Fund (formerly ASTON/ DoubleLine Core Plus Fixed Income Fund), AMG Managers Fairpointe Focused Equity Fund (formerly ASTON/Fairpointe Focused Equity Fund), AMG Managers Fairpointe Mid Cap Fund (formerly ASTON/Fairpointe Mid Cap Fund), AMG Managers Guardian Capital Global Dividend Fund (formerly ASTON/Guardian Capital Global Dividend Fund), AMG Managers Lake Partners LASSO Alternatives Fund (formerly ASTON/Lake Partners LASSO Alternatives Fund), AMG Managers LMCG Small Cap Growth Fund (formerly ASTON/ LMCG Small Cap Growth Fund), AMG Managers Montag & Caldwell Balanced Fund (formerly ASTON/Montag & Caldwell Balanced Fund), AMG Managers Montag & Caldwell Growth Fund (formerly ASTON/Montag & Caldwell Growth Fund), AMG Managers Montag & Caldwell Mid Cap Growth Fund (formerly ASTON/Montag & Caldwell Mid Cap Growth Fund), AMG Managers Pictet International Fund (formerly ASTON/Pictet International Fund), AMG Managers Silvercrest Small Cap Fund (formerly ASTON/Silvercrest Small Cap Fund), AMG Managers Value Partners Asia Dividend Fund (formerly ASTON/Value Partners Asia Dividend Fund), AMG River Road Dividend All Cap Value Fund (formerly ASTON/River Road Dividend All Cap Value Fund), AMG River Road Dividend All Cap Value Fund II (formerly ASTON/River Road Dividend All Cap Value Fund II), AMG River Road Focused Absolute Value Fund (formerly ASTON/River Road Focused Absolute Value Fund), AMG River Road

Securities and Exchange Commission	-2-	December 29, 2016

Long-Short Fund (formerly ASTON/River Road Long-Short Fund), AMG River Road Select Value Fund (formerly ASTON/River Road Select Value Fund) and AMG River Road Small Cap Value Fund (formerly ASTON/River Road Small Cap Value Fund), each a series of the Trust. The Amendment does not supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust.

With respect to the section of the Trust’s Prospectus titled “Additional Information about the Funds – Performance of Subadvisers in Similar Accounts,” the Trust confirms that once the calculations are completed, the Trust intends to use the lower of either the performance of the composite or the performance of the composite adjusted to reflect the applicable Fund’s fees and expenses.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin
William M. Beaudoin